FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                November 18, 2002


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Second Price Monitoring Extn dated 15 November 2002
No. 2 RNS Announcement, re: Price Monitoring Extension dated 15 November 2002
No. 3 RNS Announcement, re: Price Monitoring Extension dated 14 November 2002
No. 4 RNS Announcement, re: Schedule 10 Notification dated 12 November 2002
No. 5         RNS Announcement, re:  NEA EU Approval
              dated  12 November 2002
No. 6         RNS Announcement, re:  Schedule 10
              dated  11 November 2002

Exhibit No. 1


A second Price Monitoring Extension has been activated in this security.

Exhibit No. 2

A Price Monitoring Extension has been activated in this security.

Exhibit No. 3

A Price Monitoring Extension has been activated in this security.

Exhibit No. 4

                                   SCHEDULE 10


                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.       Name of company.
         BRITISH ENERGY PLC

2.       Name of shareholder having a major interest.
         FIDELITY INTERNATIONAL LIMITED (FIL)

         FIDELITY INTERNATIONAL LIMITED (FIL) AND ITS DIRECT AND INDIRECT SUBSIDIARIES INCLUDING FIDELITY INVESTMENT
         SERVICES LTD (FISL) AND FIDELITY PENSION MANAGEMENT (FPM), INVESTMENT MANAGERS FOR VARIOUS NON-US INVESTMENT COMPANIES AND INSTITUTIONAL CLIENTS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2. above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

         NON BENEFICIAL

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.
         SEE BELOW

5.       Number of shares/amount of stock acquired.


6.       Percentage of issued class.


7.       Number of shares/amount of stock disposed.
         3,440,700

8.       Percentage of issued class.
         0.55%

9.       Class of security.
         44 28/43p ORDINARY SHARES

10.      Date of transaction.
         NOT DISCLOSED

11.      Date company informed.
         11 NOVEMBER 2002

12.      Total holding following this notification.
         58,595,544

13.      Total percentage holding of issued class following this notification.
         9.45%

14.      Any additional information.


15.      Name of contact and telephone number for queries.
         PAUL HEWARD 01355 262201

16. Name and signature of authorised company official responsible for making this notification.
         PAUL HEWARD

17.      Date of notification.
         12 NOVEMBER 2002


                                                                            MANAGEMENT COMPANY           SHARES HELD

REGISTERED/NOMINEE NAME

CHASE NOMINEES LTD                                                                 FISL                   14,365,468
CHASE MANHATTAN BANK LONDON                                                        FISL                    1,615,370
CHASE NOMINEES LTD                                                                 FPM                       943,000
MSS NOMINEES LTD                                                                   FIL                    35,495,070
CHASE NOMINEES LTD                                                                 FIL                       920,636
CHASE MANHATTAN BANK LONDON                                                        FIL                       206,700
HSBC CLIENT HOLDINGS NOMINEE (UK) LTD                                              FIL                       315,100
BANK OF NEW YORK LONDON                                                            FIL                     4,734,200


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 5

                            NUCLEAR ENERGY AGREEMENT

                   EUROPEAN UNION APPROVAL FOR REVISED TERMS


Further to British Energy's announcements of 16 July and 7 November 2002, the European Commission has confirmed that the amendments to the Nuclear Energy Agreement (NEA) outlined in the revised terms dated 15 July 2002 do not adversely affect the existing exemption of the NEA under Article 81(3) of the EC Treaty.

All the necessary regulatory approvals with respect to the revised terms have now been obtained and consequently litigation with respect to the NEA, which had been suspended, is now settled.


CONTACTS

Paul Heward                        01355 262201            (Investor Relations)
David Wallace                      01355 262574            (Media Enquiries)


Find this News Release on our web-site: www.british-energy.com

Exhibit No. 6

                              SCHEDULE 10


                NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.       Name of company.
         BRITISH ENERGY PLC

2.       Name of shareholder having a major interest.
         BRANDES INVESTMENT PARTNERS (BRANDES)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2.
         Above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.
         NON BENEFICAL

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.
         APPROX 340 CUSTODIAN BANKS - NO DETAILS KNOWN OF INDIVIDUAL HOLDINGS

5.       Number of shares/amount of stock acquired.


6.       Percentage of issued class.


7.       Number of shares/amount of stock disposed.
         NOT DISCLOSED

8.       Percentage of issued class.
         NOT DISCLOSED

9.       Class of security.
         44 28/43P ORDINARY SHARES/AMERICAN DEPOSITORY RECEIPTS

10.      Date of transaction.
         29 OCTOBER 2002

11.      Date company informed.
         11 NOVEMBER 2002

12.      Total holding following this notification.
         21,567,906 ORDINARY SHARES
         7,792,775 AMERICAN DEPOSITORY RECEIPTS

13.      Total percentage holding of issued class following this notification.
         8.5%



14.      Any additional information.
         NONE

15.      Name of contact and telephone number for queries.
         PAUL HEWARD - TEL 01355 262201

16. Name and signature of authorised company official responsible for making this notification.
         PAUL HEWARD

17.      Date of notification.
         11 NOVEMBER 2002


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 18, 2002                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations